

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

December 3, 2007

Clive Ng
Chairman and President
China Cablecom Holdings, Ltd.
17 State Street, Suite 1600
New York, NY 10004

> **Re:** **China Cablecom Holdings, Inc.**
> **Registration Statement on Form S-4**
> **Filed October 31, 2007**
> **File No. 333-147038**
>
> **Jaguar Acquisition Corporation**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed November 1, 2007**
> **Additional definitive proxy soliciting materials**
> **Filed November 5 and November 28, 2007**
> **Form 10-KSB for Fiscal Year Ended March 31, 2007**
> **Filed June 28, 2007**
> **File No. 0-51546**

Dear Mr. Ng:

We have reviewed the above filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Registration Statement on Form S-4 filed by China Cablecom Holdings, Inc.</u>

1.   In an appropriate location in the proxy statement/prospectus, convey to readers why you are asking Jaguar shareholders to approve actions of China Cablecom Holdings, including the business combination transaction, before the completion of the redomestication merger. Address the legal effect of their votes on the business combination transaction, the incentive plan proposal and the performance share proposal under BVI law.

2.   We note your disclosure that the reincorporation merger will take place <u>prior</u> to the consummation of the business combination with China Cablecom. We further note that the Articles of Association of China Cablecom Holdings do not contain the investor protections currently included in Article Six of Jaguar's Certificate of Incorporation, and Article Six states that such provisions "may not be amended" prior to the consummation of a business combination. Please include disclosure with respect to whether such reincorporation is consistent with Jaguar's current Certificate of Incorporation as well as the disclosure contained in its IPO prospectus.

3.   The letter to shareholders should constitute the prospectus cover page and should not appear as a separate document. Please limit the discussion to comply with Item 501 of Regulation S-K, and delete any extraneous disclosure.

4.   We note that the Questions and Answers section and the Summary section contain repetitive information. Please revise to eliminate redundancies and reduce the length of these sections. Further, please limit the discussion in the Questions and Answers section to short, clear answers to material procedural questions, leaving brief summaries of the material substantive aspects of the proposals for your Summary section. Additionally, revise your Summary so that it is presented in the form of a summary term sheet as required by Item 1001 of Regulation M-A.

5.   Please advise us why the proposed issuance of shares by China Cablecom Holdings to China Cablecom's security holders in the business combination transaction does not require registration under the Securities Act of 1933. Additionally, advise us why the issuance of securities of China Cablecom Holdings to Jaguar's initial security holders in the redomestication transaction does not require registration under the Securities Act of 1933.

6.   Throughout the proxy statement/prospectus, there are references to the securities of Jaguar and China Cablecom Holdings after the transaction being "listed" on the OTC bulletin board. Please revise to indicate that shares are quoted but not "listed" on the OTC bulletin board.

7.   We note the industry and market data cited throughout the document, such as the Analysis International data cited on page 18, the market information provided on page 50, the various statistics cited on pages 104 and 105, the SYWG Consulting and Research and Skillnet MI data shown on page 105, and the industry experts cited on page 108. <u>These are merely examples</u>. Please provide us with marked copies of any materials that support third-party

statements and other unsupported industry and market data, clearly cross-referencing each statement with the underlying factual support. Also confirm in the response letter that none of such data or third-party reports were prepared in connection with this filing.

8.   Throughout the proxy statement/prospectus, we note the use of the terms "us," "our" and "we." Since the proxy statement/prospectus is a disclosure document on behalf of both China Cablecom Holdings and Jaguar, this can cause unnecessary confusion. You also use "Jaguar" to refer to the business continuing after the consummation of the transaction. Since Jaguar will no longer exist following the consummation of the transactions, this also results in confusion. Please revise throughout.

Proxy Statement/Prospectus Cover Page

9.   Please correct the statement that there were 5,116,667 shares outstanding on the record date. This is inconsistent with disclosure elsewhere of 5,716,667 shares outstanding.

10.   Revise the cover page to briefly mention the redemption right and the condition to the business combination that less than 20% of holders of the shares issued in the Jaguar IPO elect to have their common stock redeemed for cash.

Questions and Answers About the Business Combination, the Redomestication Merger and the Jaguar Special Meeting, page 1

11.   The disclosure on page four indicates that Jaguar will seek an alternative business combination if the acquisition of China Cablecom is not approved. Compare this with statements on page seven and 12 that Jaguar will be liquidated if the acquisition of China Cablecom is not completed by April 13, 2008. Clarify throughout the proxy statement/prospectus whether or not Jaguar has the ability under its organizational documents to pursue an alternative business combination if the China Cablecom acquisition is not approved. We note that, but for the letter of intent regarding the acquisition of China Cablecom and the additional six months it provided, Jaguar would have been required to liquidate by October 13, 2007. Refer also to disclosure on pages 14, 26 and elsewhere where this matter is discussed.

12.   For each individual proposal, clearly state what other proposals must be approved in order for such individual proposal to be approved and consummated. Provide similar disclosure throughout as appropriate, for example, on page 62.

13.   We note the disclosure on page five of share amounts and percentages to be held by certain groups following the consummation of the transaction under the question "How much of Jaguar will its current stockholders own post-Business Combination and post-Redomestication Merger?" Please expand this disclosure to provide, or provide in another appropriate location in the proxy statement/prospectus, the following information in tabular format:

(a) the shares and percentage held by Jaguar initial stockholders;

(b) the shares and percentage held by former Jaguar public stockholders;

(c) the shares and percentage held by former shareholders of China Cablecom; and

(d) the shares and percentage held by officers and directors of China Cablecom Holdings;

in each of the following scenarios:

(v) no redemption by Jaguar stockholders;

(w) 19.99% redemption by Jaguar stockholders;

(x) full issuance of performance shares (assuming no redemption and assuming 19.99% redemption);

(y) exercise of all outstanding warrants that are exercisable following consummation of the transaction (assuming no redemption and assuming 19.99% redemption); and

(z) full issuance of performance shares and exercise of all outstanding warrants that are exercisable upon consummation of the transaction (assuming no redemption and assuming 19.99% redemption).

14.   We reference your fourth answer on page six. Please provide us with the passwords necessary to access the site by which shareholders can vote via the Internet.

Summary, page 9

The Companies, page 9

15.   Briefly highlight the fact that China Cablecom participates in the control and benefits of the operation of Binzhou Broadcasting only through contractual arrangements and does not have an equity interest and that China Cablecom did not have operations prior to its September 2007 acquisition of an interest in Binzhou Broadcasting. In light of this fact, please address how the proposed business combination with China Cablecom is consistent with Jaguar's Certificate of Incorporation and IPO prospectus, both of which contemplate a business combination with "an operating business."

16.   Where you first mention that China Cablecom is a joint-venture provider of cable television services in China, make clear that it currently has a 60 % economic interest and a 49% ownership interest in the joint venture.

The Redomestication Merger and the Business Combination, page 10

17.   In the discussion of the business combination, disclose the dollar amount of the consideration to be paid to acquire China Cablecom, basing the value of the stock to be issued on the closing price of Jaguar stock as of the most recent date practicable. Also disclose here and on the prospectus cover page the value of the consideration assuming all performance share plan compensation available to former shareholders of China Cablecom is earned and issued. Further, revise this section and the prospectus cover page to indicate that the merger consideration also includes the assumption of $20 million in debt of China Cablecom.

Procedure, page 11

18.   In the disclosure of expenses at the top of page 12, please also provide the total amount of expenses, including amounts for which a waiver has been received, since recovery of these expenses directly from officers and directors could reduce the ability of officers and directors to indemnify Jaguar. Also update this disclosure so that it is provided as of the most recent practicable date.

Conditions; Termination, page 12

19.   Please revise to indicate whether Jaguar's initial stockholders have agreed to vote their shares acquired in the aftermarket in favor of the business combination or whether they will vote them in the same manner as the 1,116,667 shares issued prior to the IPO. Additionally, clarify here and elsewhere where the required vote is discussed whether the business combination must be approved by a majority of the public (i.e., not including the initial stockholders) votes cast or all votes cast.

Risk Factors, page 17

20.   In the "Risks Relating to China Cablecom's Corporate Structure" beginning on page 20, please clearly state the potentially harmful effects of the risks identified. For example, instead of using general language regarding substantial expenditures or material adverse effects, concisely convey that China Cablecom's ability to derive any economic benefit from its interest Binzhou Broadcasting, its sole operational asset, depends on the effectiveness and enforceability of the contractual arrangements.

21.   Certain of the risk factors on pages 26 to 28 appear to relate to risks that are related to ownership of Jaguar stock generally, but not risks related to consummation of the proposed transactions or the continuing business. Please remove these risk factors. If you believe the information is otherwise material to an investment or voting decision, disclose it in another appropriate location in the proxy statement/prospectus.

Consideration of the Business Combination, page 38

Background of the Business Combination, page 38

22.   Here, and in all other relevant locations throughout the proxy statement/prospectus, disclose the full extent of conflicts presented by Chardan's and Mr. Propper's roles in providing services to Jaguar and Chardan acting as advisor to China Cablecom in its September 2007 financing. Include a complete summary of the financial remuneration to be available to Chardan and Mr. Propper as a result of past services and upon consummation of the transactions. Also discuss how the Jaguar board considered these potential conflicts, if at all.

23.   Please explain how the criteria listed on page 39 was applied to identify the initial group of four companies that management began due diligence on in September 2006, to determine that none of those four companies was an appropriate target and ultimately to pursue a transaction with China Cablecom. In the third paragraph under "Jaguar's Reasons for the Redomestication Merger and Business Combination and Recommendation of the Jaguar Board" on page 49, describe how the board evaluated China Cablecom in comparison to the criteria and disclose the conclusions the board reached.

24.   Please explain in more detail why Jaguar's management became interested in pursuing a target in China and why management and the board changed its industry focus away from the payment systems/financial industry.

25.   Please describe in more detail the participation of Early Bird Capital, Keystone Equities Group WR Hambrecht and Chardan Capital Markets in the search for an appropriate target or otherwise in the structuring and negotiation of the transactions, identifying the nature and amount of their compensation and their other interests, including by security holdings, in a potential transaction.

26.   Expand the disclosure of the initial meeting between Mr. Ng, Mr. Propper and Mr. Kalman. For example, what was the purpose of Mr. Ng's meeting with Mr. Propper? Since it appears that China Cablecom had not even been formed yet, what was Nr. Ng's business at the time? Did any Chardan entities consider an acquisition of China Cablecom? Why or why not?

27.   We note the disclosure on page 40 that a "sufficient operating history to furnish a basis for reasonable judgments about their future potential" was a critical factor in assessing candidates. Please reconcile this statement with Jaguar's decision in September 2006 to pursue a transaction with China Cablecom, a company that had actually not even been formed yet and that did not acquire its operational assets until September 2007. In addition, clarify whether Jaguar considered potential merger targets anytime after the initial conversation between Mr. Ng and Mr. Kalman took place on September 26, 2006, particularly given China Cablecom's lack of any operating assets.

28.   Please explain in more detail the consideration set forth in, and the other material terms of, the October 2006 letter of intent and how they were determined. For example, given that China Cablecom did not operate a cable network at that point, what assumptions were made in determining the consideration and terms? How did the fact that a second network was considered but ultimately not acquired effect the consideration amount and other terms? How did China Cablecom's need to raise funds to acquire its first network impact the amount of the consideration offered? Given the regulatory complexities and other factors, what basis did the parties have to believe that China Cablecom would be able to acquire the Binzhou network? How were the amounts and targets for the performance share plan determined, and how do the targets compare to recent results? How did the parties determine the amount of the cash bonuses payable upon the exercise of Jaguar's warrants? To the extent the consideration and other terms changed from the letter of intent to the ultimate merger agreement, explain the process by which those changes came about. Finally, please provide us a copy of the letter of intent for our review.

29.   You state at the top of page 42 that Jaguar management relied primarily on earnings history and projections to determine the consideration to be paid. We similarly note the reference to projections of future net income and earnings multiples in the second paragraph under "Jaguar's Reasons for the Redomestication Merger and Business Combination and Recommendation of the Jaguar Board" on page 49. Disclose all material projections provided to Jaguar as well as the bases for and the nature of the material assumptions underlying the projections.

30.   We note the statement on page 42 that Jaguar's management used the valuation processes described under the heading "Fairness Opinion" in negotiating the letter of intent. Given that Navigant didn't deliver its fairness opinion until a year after the letter of intent (and wasn't engaged until nine months later), it seems unusual that Jaguar's management would have had the same information available when negotiating the letter of intent. Please clarify.

31.   Please expand your disclosure on page 43 of the transaction whereby China Cablecom loaned Jaguar $475,000 in September 2007. Explain the use of these funds by Jaguar. Also explain how 50% of this note is payable by Jaguar one year after the business combination when Jaguar will cease to exist immediately prior to the business combination.

32.   Please disclose in greater detail how Jaguar's management determined to structure the transactions they way it did. For example, were any other options considered? Why was the British Virgin Islands chosen as the site for redomestication? What advisers were involved in the structuring process?

Skillnet Due Diligence Report, page 45

33.   We note that Skillnet relied on revenue and EBITDA projections from China Cablecom in conducting its analysis and producing its report. Please revise the description of the Skillnet analysis and report to disclose those financial projections used.

34.   Information about any reports, opinions or appraisals that are materially related to transaction and referred to in the proxy statement/prospectus is required to be disclosed and such reports, opinions or appraisals are required to be filed as exhibits to the Form S-4. Refer to Items 4(b) and 21(c) of Form S-4 and Item 14(b)(6) of Schedule 14A. Please file the Skillnet due diligence report presented to the board of Jaguar on October 9, 2007 as an exhibit to the Form S-4 and expand the disclosure of the contents of such report. In the revised disclosure of Skillnet's report, replace terms and phrases such as "great potential," "its capabilities were substantial," and "its prospects for growth significant" with more specific disclosure about the basis for such conclusions. Additionally, file a consent from Skillnet as an exhibit to the Form S-4. Alternatively, advise us why each of this presentation does not constitute a "report, opinion or appraisal materially relating to the transaction" within the meaning of Item 4(b) of Form S-4.

35.   We note that 50% of Skillnet's compensation is payable upon completion of the transaction. Please clearly identify the contingent nature of this payment. Address what consideration the board gave to the contingent nature of this compensation arrangement in its decision to rely upon Skillnet's findings.

Interest of Jaguar's Management in the Business Combination, page 47

36.   Please provide expanded quantitative disclosure, to the extent practicable, in this section of the potential benefits to the officers and directors resulting from consulting agreements, incentive stock award agreements, the exercise of outstanding warrants held by directors and officers and performance stock awards.

37.   Please expand the disclosure on page 48 of the financial, legal and other advisors that may not be paid if the transaction is not consummated or otherwise stand to benefit from the consummation of the transaction. Include quantitative disclosure of amounts due to such advisors and indicate whether each has waived its right to make a claim against the trust. Discuss whether the combination of amounts due and waivers of right to claim against the trust makes these fees, for practical purposes, contingent upon the outcome of the transaction.

Potential Advantages of the Business Combination with China Cablecom, page 49

38.   The disclosure of the potential advantages of the business combination appears overly promotional. Remove phrases such as "shows great potential for consolidation" and "through superior branding, positioning and access to the capital markets" or provide specific support for them.

Potential Disadvantages of the Business Combination with China Cablecom, page 51

39.   Please describe whether Jaguar's board considered China Cablecom's limited operating history, its contractual operating structure or other risks related to the Chinese regulatory

environment, or the need to complete the redomestication merger in its decision. If so, explain why the board did not consider these disadvantages material.

Satisfaction of the 80% Test, page 51

40.   Please expand the disclosure to clearly explain the basis for Jaguar's board's determination that the 80% test was satisfied, focusing on the assets and business of China Cablecom as opposed to the value of the consideration. If the board only focused on the value of consideration offered, so state. Discuss why the board deemed it appropriate to rely upon the value of the consideration to be paid in the merger in evaluating whether China Cablecom satisfies the 80% test. In this regard, it appears that Jaguar could offer to issue a certain number of shares to ensure that any potential target would meet the 80% test. Explain whether the board considered the amount that China Cablecom paid to acquire its interest in Binzhou Broadcasting in September 2007. Additionally, discuss whether the board considered the value of China Cablecom at a more recent date than September/October 2006, particularly since the business acquired must have a fair market value of at least 80% of Jaguar's net assets "at the time of acquisition."

Use of Capital Funds, page 52

41.   The disclosure here appears inconsistent with the disclosure on page four in the Questions and Answers section that $10 million will be used to pay off indebtedness of China Cablecom and $10 million will be paid to the Binzhou SOE. Revise to provide clear disclosure about the use of the funds released from trust upon consummation of the transaction, including the amounts to be used to pay expenses of any of the parties to the transactions.

Engagement of Navigant Financial Advisors, page 52
Fairness Opinion, page 52

42.   Please provide additional disclosure in accordance with the requirements of Regulation M-A Item 1015(b). For example, expand your disclosure related to the qualifications of Navigant, the method of selection of Navigant, and any relationships between Navigant or its affiliates and Jaguar or its affiliates in the past two years or currently contemplated (including a description of compensation in connection with any such relationships).

43.   Provide us with copies of any analyses, reports, presentations, or similar materials, including projections and board books, provided to or prepared by Navigant in connection with rendering its fairness opinion. We may have further comment upon receipt of these materials. Also provide us with a copy of the engagement letter with Navigant.

Comparable Company Analysis, page 55
Comparable Transaction Analysis, page 56

44.   We note the use of discounting in each of these analyses to account for the fact that the
        sample groups of companies included companies with substantially differing characteristics
        from China Cablecom, such as the fact that many companies operated in different countries
        and were much larger and more established than China Cablecom. Describe and quantify
        the discounts applied and explain how the amount of discount was determined and how
        differences between China Cablecom and the sample companies were assessed.

45.   For both the Comparable Company Analysis and the Comparable Transaction Analysis,
        expand the disclosure to explain in more detail how Navigant applied its findings to
        determine that the merger consideration was within the range of fairness. For example,
        describe where China Cablecom fit in with the comparable LTM multiples and implied
        enterprise value. Quantify the revenue and EBITDA numbers for China Cablecom that
        Navigant used in its determination. We note that, with respect to the Comparable
        Transaction Analysis, Navigant considered projected revenue of China Cablecom. Disclose
        this projected revenue and the time period to which it relates. Also explain how Navigant
        determined the value of the merger consideration, including whether it considered the
        issuance of the performance shares in assigning a value to the consideration.

Discounted Cash Flow Analysis, page 58

46.   We note that Navigant relied on financial forecasts of revenues, cost of goods sold, SG&A,
        other expenses, capital expenditures, and depreciation and amortization for China Cablecom
        through 2011 in conducting its discounted cash flow analysis. Please revise the description
        of the discounted cash flow analysis to disclose the financial forecasts.

47.   Please also expand the disclosure to explain in more detail the "market participant results"
        and how they were used. Also discuss in more detail how the exit multiple of 4.63x was
        determined and what the "cable television system comparatives" were. Additionally,
        further explain the "publicly traded comparables and select merger and acquisition
        transactions" and how they were used in the analysis.

The Jaguar Special Meeting, page 61

Vote Required, page 62

48.   The statement in the last sentence of the paragraph ending at the top of page 63 appears
        inconsistent with earlier disclosure that indicates that the business combination may not
        proceed if the redomestication merger and performance share proposal are not approved. If
        the approval of another proposal as a condition to the consummation of any proposal may
        be waived in any circumstance, revise to clearly so state. If not, revise the disclosure on
        page 63 to clarify.

Redemption Rights, page 63

49.   Clearly state, if true, that Jaguar shareholders cannot exercise their redemption rights by voting in person at the meeting or via the telephone or internet. Further, clarify whether the written demand must be submitted in addition to checking the "exercise redemption rights" box on the proxy card. Currently, your proxy card presentation suggests that checking the box is sufficient. Please also revise the forepart of your proxy statement/prospectus to provide clear disclosure of these requirements and the fact that appraisal rights and redemption rights are mutually exclusive.

Proposal to Acquire China Cablecom, page 66

50.   The disclosure on pages 66 to 77 appears to largely repeat disclosure included in the earlier section "Consideration of the Business Combination." Please revise to eliminate repetitive disclosure.

Terms of the Merger Agreement, page 77

51.   We note your statement that the representations, warranties, covenants and agreements in the merger agreement "were made only for those purposes" and "were solely for the benefit of the parties." Please revise to remove any potential implication that the referenced merger agreement does not constitute public disclosure under the federal securities laws.

Additional Agreements, page 79

52.   Please explain the disclosure that China Cablecom has agreed to waive its right to make a claim against the trust account. We note the disclosure on the top of page 48 to the contrary.

Closing Conditions, page 80

53.   Disclose whether it is the intent of Jaguar's board of directors to resolicit shareholder approval of the business combination if either party waives a material condition. We believe that resolicitation is generally required when companies waive material conditions to a merger and such changes in the terms of the merger render the disclosure that was previously provided to shareholders materially misleading.

54.   Briefly describe the vote required for approval of the business combination by China Cablecom and the availability of appraisal rights for China Cablecom security holders in connection with the business combination. Explain the voting and appraisal rights of China Cablecom's preferred shareholders.

Survival of Representations and Warranties; Indemnification, page 81

55.   Please revise your disclosure to clarify Jaguar's indemnification obligations following the transaction. To the extent applicable, explain the procedures pursuant to which Jaguar, which will no longer exist following the consummation of the transactions, will fulfill its indemnification obligations.

Material United States Federal Income Tax Considerations, page 83

56.   Form S-4 Item 4(a)(6) requires a summary of the material federal income tax consequences of the transaction. Therefore, please remove all uses of the word "generally" from here and elsewhere where you discuss tax consequences, such as the summary. If there is uncertainty about a tax consequence, explain why and describe the degree of uncertainty. To the extent there is uncertainty about a material tax consequence, include risk factor disclosure. Additionally, it is not enough to describe the "intended" tax consequences, as with respect to Section 368(a) on page 84.

57.   Since it appears that the tax consequences are material to investors, please provide an opinion of counsel as an exhibit to the Form S-4 in support of the tax disclosure and revise the proxy statement/prospectus to indicate that the disclosure is based on an opinion of counsel. See Item 601(b)(8) of Regulation S-K.

58.   Remove the word "certain" from your introductory sentence to this section to clarify that the disclosure includes <u>all</u> material federal income tax consequences.

The Redomestication Merger, page 91

59.   Please clarify the treatment of the Jaguar initial security holders in the redomestication merger. For example, confirm that the Jaguar initial stockholders will continue to be subject to the restrictions described in the IPO prospectus and explain what Jaguar agreements China Cablecom Holdings will assume.

Appraisal Rights, page 92

60.   We note here that holders who <u>do not vote in favor</u> of the redomestication merger have the right to demand appraisal. The disclosure in the Summary and elsewhere indicates that holders <u>must vote against</u> the redomestication merger to demand appraisal. Please revise throughout to clarify.

Differences of Stockholder Rights, page 94

61.   We note that your disclosure is of the "most significant differences" between the rights of Jaguar's shareholders and the rights of China Cablecom Holdings' shareholders. Please revise to state that the disclosure includes all material differences as required by Form S-4 Item 4(a)(4).

62.   Please tell us in your response letter what consideration you have given to reflecting material provisions in the China Cablecom Holdings' Articles of Association that will be new to Jaguar stockholders, particularly the provisions relating to an increase in the number of authorized shares, the removal of the staggered board and the expansion of the term of directors to an indefinite period, as separate proposals for separate consideration by your stockholders. See Rule 14a-4(a)(3) and the September 2004 Interim Supplement to the Manual of Publicly Available Telephone Interpretations available on our website.

Proposal to Approve the 2007 Omnibus Securities and Incentive Plan, page 102

63.   Please quantify the reduced percentage of ownership of China Cablecom Holdings by Jaguar's former public stockholders if all 10,000,000 reserved shares were issued according to the incentive plan.

Proposal to Approve the Performance Share Plan, page 102

64.   Please clarify the disclosure of exactly what shareholders are being asked to approve. For example, are they approving the warrant proceeds award agreements as well as the employment, consulting and incentive stock agreements?

65.   Revise to provide expanded disclosure about the material terms of each of the agreements stockholders are being asked to approve. With respect to the incentive stock agreements, provide, among other things, quantitative disclosure of the targets and potential stock awards to each participant.

66.   Provide tabular disclosure, in the form required by Item 10(a) of Schedule 14A to the extent practicable, of the number of shares of stock and their value that will be issued (assuming achievement of all targets) to each participant, as well as to all participants in the aggregate, in the Performance Share Plan.

Information About China Cablecom, page 104

67.   In your Overview on page 104, please clearly explain China Cablecom's contractual relationship with, and extent of its controlling and beneficial interests in, Binzhou Broadcasting.

PRC Corporate Structure, page 109

68.   With respect to the various contractual arrangements discussed on page 110, disclose any material termination provisions or limited terms of such arrangements. Also disclose whether you believe these arrangements allow China Cablecom to continue to control and derive economic benefits from Binzhou Broadcasting indefinitely under current regulatory conditions. For example, the disclosure indicates that the exclusive services agreement has a 20 year term with an option to extend for an additional 10 years. Will China Cablecom be able to participate in the operation of Binzhou Broadcasting beyond 30 years?

69.   Explain clearly how the various contractual arrangements involving JYNT and Binzhou Broadcasting collectively allow China Cablecom to exercise control over, and derive economic benefits from, those entities.

Government Regulation, page 111

70.   Please expand the disclosure of the governmental regulation to describe not only the applicable regulations, but how they affect China Cablecom's business. Explain the organizational structure in the context of these regulations and how regulation could affect China Cablecom's ability to grow through acquisitions. Additionally, please clarify the significance of regulatory regime depicted in the chart on page 112 to China Cablecom's business.

Competition and Threats of Substitution, page 108

71.   We note China Cablecom's strategy to expand to other municipalities in the Shandong Province. Please provide expanded disclosure about the Shandong market and the other cable companies currently in operation there.

China Cablecom's Management's Discussion and Analysis of Financial Condition and Results of Operations, page 113

Joint Venture with Binzhou Broadcasting and Television Information Network Co., Ltd. and China Cablecom, page 113

72.   Please expand the disclosure of the asset transfer agreement to include a discussion of all material terms of that transaction. For example, expand your disclosure to describe each of the installments, including the assets to be transferred, the consideration to be paid and any conditions related thereto. Quantify the portion of the total amount of consideration to be paid by Binzhou Broadcasting to be provided by China Cablecom controlled entities. For example, is there anything beyond the $10 million dollar obligation of JYNT? Additionally, describe the terms of China Cablecom's $10 million dollar loan to Binzhou Broadcasting. Finally, clarify the nature and the terms of the "shareholder loan" issued by Binzhou SOE in connection with the acquisition of Binzhou Broadcasting as referenced in the unaudited pro forma condensed combined balance sheets.

73.   Discuss in an appropriate location of the MD&A how the continuing transfer of assets to Binzhou Broadcasting is expected to affect the performance of China Cablecom during the time period prior to complete transfer.

74.   With a view towards clarifying disclosure, explain to us what you mean in the last sentence of the last full paragraph on page 114 where you state "which amount will be loaned to Binzhou Broadcasting by China Cablecom in order to preserve the accounting treatment described above." Tell us what accounting treatment you are seeking to preserve and explain to us how you are able to do so through the issuance of the loan.

Results of Operations for Binzhou Broadcasting, page 118

75.   We note your presentation of "ARPU." Please confirm that the numerator of this measure is based directly on GAAP results for the periods presented. If not, you must provide a reconciliation of the differences between any non-GAAP financial measures with the most directly comparable financial measure you report in accordance with GAAP. Additionally, since you cannot exactly recalculate the measures based on the information disclosed in the filing, please provide additional disclosure regarding how the measures are calculated and consider disclosing each of components used in the calculation of the measures within the filing.

76.   In your discussion of results of operations for Binzhou Broadcasting, you attribute the change to several factors, without quantifying or indicating the relevant weight of all material factors. For example during the six months ended June 30, 2006, it is not clear from this discussion if only pricing pressures, rather than changes in number of subscribers and changes in the service mix of businesses impacted revenue, cost of services, or both. For each period presented revise to:

- clearly disclose and quantify each material factor that contributed to the change in revenues, cost of revenues and selling, general and administrative costs;
- provide insight into the underlying business drivers or conditions that contributed to these changes; and
- describe any known trends or uncertainties that have had or you expect may reasonably have a material impact on your operations and if you believe that these trends are indicative of future performance.

Please refer to Item 303 of Regulation S-K and the Commission's Interpretive Release on Management's Discussion and Analysis of Financial Condition and Results of Operation on our website at: http://www.sec.gov/rules/interp/33-8350.htm.

77.   Please specifically address what changes in your results of operations, liquidity and capital resources, and trends you expect as a result of your reorganization from a private company to a public company. It is important for investors to understand your historical financial information when you were a private company and whether and the extent to which management expects the trends and results of operations to continue or change as a public company.

Liquidity and Capital Resources, page 120

78.   We note that "the Company has no contractual commitments relating to capital expenditures, lease obligations…." Please tell us whether "the Company" includes Binzhou Broadcasting and if so, tell us if it also does not have any contractual obligations. If it does please revise and add a table of Contractual Obligations and Commercial Commitments, which should include any lines of credit, long-term debt obligations and capitalized lease

obligations. In addition, include interest payments on any bank indebtedness separately in the table. See Item 303(a)(5) of Regulation S-K.

79.   Please revise your discussion of liquidity and capital resources to provide enhanced analysis and explanation of the sources and uses of cash and material changes in particular items underlying the major captions reported in your financial statements, rather than a recitation of the items in the cash flow statements. Particularly expand your disclosure to discuss in more detail historical and expected internal and external sources of funds. For example, we note that Binzhou in the past relied on the resources available to its constituent networks. What were those resources and will they continue to be available? Additionally, we note that one half of the September 2007 financing will become due after the closing of the business combination with the remainder due one year later. How will that financing be repaid and will it be replaced with additional financing?

80.   We note the disclosure on page 121 that management of China Cablecom believes that cash flows and available cash after the business combination will "be sufficient to satisfy its budgeted capital expenditures, working capital and debt service obligations for the foreseeable future." Disclose what is meant by "foreseeable future." You should discuss China Cablecom's ability to meet liquidity needs in the next twelve months as well as long-term liquidity needs. Note that we consider "long-term" to be the period in excess of the next twelve months. Ensure that your discussion takes into account the risk factor discussion appearing on pages 17 and 18 relating to the need for China Cablecom to seek additional financing or amend the terms of its bridge financing because of the insufficient funds in Jaguar's trust account.

81.   Please expand the disclosure to discuss in more detail the capital expenditures China Cablecom anticipates in connection with digital cable deployment. If you are unable to provide quantitative expectations as to these expenditures due to the unknown rate of deployment, disclose your budgeted capital expenditures and discuss the amounts of these expenditures in the past.

82.   We note the disclosure on page 121 that China Cablecom has begun researching other municipal regions in Shandong. Additionally, there is disclosure on page 45 about two additional networks that the parties to the business combination considered acquiring but did not. If you encountered regulatory or other barriers in your consideration of these two additional networks, please discuss these barriers in an appropriate location of the MD&A.

83.   Please provide the disclosure with respect to market risk required by Item 305 of Regulation S-K, including disclosure of the potential effect of exchange rates on any funds expected to be released from the Jaguar trust and used in the operation of Binzhou in China.

Unaudited Pro Forma Condensed Combined Financial Information, page 127

84.   We note you have determined that the former shareholder of China Cablecom will have effective control of China Cablecom Holdings. In light of the fact that the voting

agreements among this shareholder and certain current holders of Jaguar's shares of common stock result in this shareholder having voting control over approximately 41% of the outstanding shares, we do not understand the basis for this conclusion. Please explain or revise.

85.   We note that you consider the substance of the merger of China Cablecom Holdings and Jaguar to be a capital transaction. It is unclear how you came to this conclusion given that Jaguar is clearly more than an inactive shell company. It appears to be an operating entity since it has employees, it is incurring expenses, and has undergone an IPO as well as other activities. Please explain to us why this transaction should not be accounted for as a business combination under SFAS No.141 or revise.

86.   Disclose in the third paragraph on page 127 China Cablecom's total purchase price for the 49% interest in the Binzhou Broadcasting joint venture.

87.   Clearly disclose how you intend to account for the formation of the joint venture and advise us. Also, explain to us how you have reflected this in the pro forma financial statements and revise to the extent necessary to clarify.

88.   It is unclear how you have treated the transfer of assets in installments under the Asset Transfer Agreement between Binzhou Broadcasting and Binzhou SOE in your pro forma information, if any. Please clarify your disclosures and advise us. Moreover, please explain to us how you intend to account for these assets prior to their transfer.

89.   It appears you should give effect to the Exclusive Services Agreement between Binzhou Broadcasting and Binzhou SOE in your pro forma income statements. Please revise and advise us.

90.   Describe in footnote (6) the nature and amounts of the material liabilities not to be assumed in the business combination.

91.   Revise the description of pro forma adjustment (6) to discuss the deferred tax liability of $1.0 million and to explain why this liability is included in the purchase accounting.

92.   Expand and clarify the description of the debt and equity bridge financing in connection with the acquisition of Binzhou Broadcasting to include all material terms and conditions.

93.   Explain to us your rationale for amortizing Operating Licenses and Customer Lists over twenty and 10 years, respectively. Include historical experience, as appropriate.

94.   Expand all of your pro forma income statement footnote disclosures so that there is sufficient information provided to enable a reader to easily compute the adjustment amounts. In this regard, using your balance sheet adjustments we are unable to compute the pro forma adjustments for depreciation and amortization.

95.   Refer to pro forma income statement adjustments (4) and (11). Disclose in the respective footnotes and explain to us why minority interest is increasing the amount of pro forma net loss. Also, expand your footnote disclosures to explain how the amount of the minority interest adjustment is calculated.

Directors and Management, page 139

Director Independence, page 141

96.   Please provide the disclosure required by Regulation S-K Item 407(a) for China Cablecom Holdings. Refer to Form S-4 Item 18(a)(7)(iii). Since China Cablecom Holdings is the registrant, it must determine which of its directors are independent. Please also revise to clarify the independence definition used and remove the statement that certain directors "qualify as independent directors under the rules of the SEC."

Security Ownership of Officers and Directors of the Combined Company After the Redomestication Merger and the Business Combination, page 150

97.   Please clarify whether the beneficial ownership table for China Cablecom Holdings reflects the conversion of each Class A preferred share of China Cablecom into one share of China Cablecom Holdings.

98.   We note your exclusion from this table of warrants held by officers and directors. Please confirm in your response letter that these warrants will not become exercisable within 60 days of the proposed business combination.

Description of Jaguar's Securities, page 154
Description of China Cablecom Holdings Securities Following the Business Combination, page 156

99.   We note that Jaguar had 10,483,334 warrants outstanding as of the date of the proxy statement/prospectus. However, we also note your disclosure on page 156 that China Cablecom Holdings had 9,433,334 warrants outstanding as of September 30, 2007. Since your disclosure elsewhere indicates China Cablecom Holdings was formed for the purpose of the redomestication and the business combination, it is unclear why there were warrant holders as of September 30, 2007. Please clarify. If the disclosure on page 156 is referring to the Jaguar warrants outstanding as of September 30, 2007, please revise to clarify that and also explain the difference in the number of outstanding warrants between September 30, 2007 and the date of the proxy statement/prospectus.

100.   In the descriptions of outstanding warrants, describe when and how the warrants will become exercisable. To the extent there are any differences in the treatment of warrants held by Jaguar initial stockholders, as opposed to Jaguar public holders, describe them here.

Legal Matters, page 157

101.   Please note that Maples and Calder must provide an opinion as to the legality of the
        <u>securities</u> being registered on Form S-4 for issuance in the <u>redomestication merger</u>. Revise
        accordingly.

China Cablecom Ltd. Financial Statements
Note 6. Subsequent Events, page F-11

102.   Your disclosure indicates that you will consolidate Binzhou Broadcasting and affiliated
        companies in compliance with FIN 46. Provide us with your analysis of FIN 46 and tell us
        how you determined that Binzhou Broadcasting and affiliated companies are VIEs, why the
        company is the primary beneficiary and why consolidation is appropriate.

103.   Please explain to us in detail your consideration of EITF 96-16 in your decision to present
        consolidated financial results for the joint venture. Specifically, tell us why Binzhou SOE
        does not have protective rights and substantive participating rights as defined in EITF 96-
        16.

104.   Addressing relevant accounting literature, explain to us how you will treat the fees paid by
        Binzhou Broadcasting under the technical services agreement.

Jaguar Acquisition Corporation Financial Statements
Balance Sheets, page F-21

105.   We note the warrants included in the units sold in your initial public offering were
        classified as equity. Please tell us how you considered the guidance in paragraphs 14-18 of
        EITF 00-19. Paragraph 17 of EITF 00-19 states that if the contract requires physical or net-
        share settlement by delivery of registered shares and does not specify any circumstances
        under which net-cash settlement is permitted or required, and the contract does not specify
        how the contract would be settled in the event that the company is unable to deliver
        registered shares, then net cash settlement is assumed if the company is unable to deliver
        registered shares (because it is unlikely that nonperformance would be an acceptable
        alternative). Please explain, in as much detail as necessary, why you believe that equity
        classification is appropriate. Also, please tell us how you considered the guidance in EITF
        00-19 in accounting for the underwriter purchase option.

Accountant's Report, page F-43

106.   Please have your auditors revise their report to refer to "the standards of the Public
        Company Accounting Oversight Board (United States)" as required by PCAOB Auditing
        Standard No. 1. They should also make a similar revision to their review report on page F-
        58.

Combined Statement of Operations, page F-45

107.   Please revise your income statements to comply with SAB Topic 11:B. We note that you exclude depreciation and amortization from the line item for "cost of revenues."

Note 1. Summary Significant Accounting Policies, page F-48
(a) Background of Financial Information

108.   Revise to clarify who is Binzhou Guangdian Network Co. Ltd, whether it is the same entity as Binzhou Broadcasting and Television Network Co., Ltd (Binzhou SOE) and whose financial statements are being presented.

109.   It appears you are presenting combined financial statements of entities under common control in accordance with paragraph 22 of ARB51. If so, please advise us and disclose in your footnotes the specific entities that are combined in your financial statements and your basis for combining them under GAAP. Also, explain to us your consideration of the guidance in EITF Issue No. 02-5 when making your common control conclusion.

Acquisition of Binzhou Broadcasting and Television Information Network Co., by China Cablecom

110.   Clarify in your disclosure in the first two paragraphs on page F-50 the identity of the entity you are referring to as "the Company." This does not appear to be the combined operations you refer to as "the Company" in the third paragraph on page F-50.

(b) Summary of Significant Accounting Policies
vii. Revenue Recognition, page F-51

111.   We note your statement that "revenues are recorded as services are provided." Revise the discussion of your revenue recognition policies to clarify your revenue recognition policy for each revenue stream in detail. Address each of the four criteria in SAB Topic 13 for each revenue stream.

112.   We note that you have refundable fees for services, allowances, etc. Accordingly, disclose the accounting policy for refundable fees for services, allowances, etc. Refer to SAB Topic 13A4.

113.   Tell us how you account for, and whether or not you defer, installation costs, activation costs or customer acquisition costs.

Note 2. Cash and Cash Equivalents, page F-54

114.   Please disclose and describe the difference between cash on hand and cash in banks and whether there are any restrictions as to withdrawal or usage.

Note 5. Inventories, page F-54

115.   Please revise and state the basis of determining the amounts of major classes of inventories. Describe the nature of cost elements included in inventory and the method by which amounts are removed from inventory. If any general and administrative costs are included in inventory, state in a note the aggregate amount incurred in each period and the actual or estimated amount remaining in inventory at the date of each balance sheet. Refer to Rule 5-02-6(b) of Reg. S-X.

Note 6. Property, Plant and Equipment, page F-55

116.   Please provide the basis of determining the amounts shown in the balance sheet, such as cost. Please revise to provide a description of "Headend facilities." Also revise to clarify and expand your description of "Fiber infrastructure and electric appliance."

117.   Tell us how you evaluated the guidance in SFAS 143 in determining whether you have a legal retirement obligation associated with the operation of your tangible long-lived assets.

Note 8. Accounts Payable, page F-55

118.   Please revise and describe the nature of amounts due to various Bureaus, including whether Bureaus are related parties.

119.   Please disclose all material related party transactions. The significance of an item may be independent of its amount; this is often the case with respect to related party transactions. Please disclose the nature of relationship and describe the transaction, including all information necessary for an understanding of its effects. For transactions already described in detail in another section of the financial statements, provide a summary of the related party transaction and cross-reference to the appropriate footnote. Refer to Regulation S-X, Rule 4-08(k) and Rule 1-02(u); Accounting Disclosure Rules and Practices, 7.I.B.

Note 10. Short Term Loan, page F-55

120.   Please revise to describe the meaning of "guaranteed by the Company itself and director personally…." For example, tell whether there are assets mortgaged, pledged, or otherwise subject to lien and the approximate amounts.

Note 12. Share Capital, page F-56

121.   Please disclose and tell us whether the company has restrictions that limit the payment of dividends. If you do, describe the most significant restrictions on the payment of dividends indicating their sources, their pertinent provisions, and the amount of retained earnings or net income restricted or free of restrictions. See Rule 4-08(e)(1) of Regulation S-X.

122.   Please disclose and tell us whether the company has subsidiaries and/or investees with
        restrictions that limit the payment of dividends and/or the transfer of funds to the company,
        referred to here as the parent company. If you do, please abide by the requirements of Rule
        4-08(e)(3) of Regulation S-X.

 Other

123.   Disclose why you have not included any segment information required by FAS 131. Tell us
        how you evaluated the guidance in SFAS 131 in determining whether or not you have
        operating and reportable segments and their required disclosures.

Interim Financial Statements

124.   Please comply with all of the above comments as applicable.

125.   Please update the financial statements, as required by Rule 3-12 of Regulation S-X.

126.   An updated accountant's consent should be included with any amendment to the filing.

Annex A – Fairness Opinion of Navigant Capital Advisors, LLC

127.   We note that Navigant states that its opinion is "solely for [the Jaguar board's] benefit" and
        that the opinion "may not be relied upon by any other person without [Navigant's] express,
        prior written consent." These limitations appear to limit reliance by investors on this
        opinion. We view these limitations as inappropriate since the opinions are being provided
        to shareholders in a public disclosure document under the federal securities laws. Please
        either delete these limitations or disclose the basis for the advisors' belief that shareholders
        cannot rely on the opinions to support any claims against it arising under applicable state
        law. Describe any applicable authority or disclose that the availability of this defense will
        be resolved by a court of competent jurisdiction. Also disclose that the resolution will have
        no effect on the rights and responsibilities of the board of directors under applicable state
        law and disclose that the availability of the defense would have no effect on the rights and
        responsibilities of either the advisor or the board under federal securities laws.

Part II

Item 21. Exhibits, page II-2

128.   Please file as exhibits to the Form S-4 the material agreements of China Cablecom,
        including the contracts that provide it with operational control and benefits from Binzhou
        Broadcasting, the documents related to the acquisition of the interest in Binzhou
        Broadcasting and the September 2007 financing documents (including the registration
        rights agreement related thereto).

129.   Please include as exhibits to the Form S-4 all instruments defining the rights of the holders of the securities being registered, including forms of units, shares and warrants of China Cablecom Holdings. Also file the stock escrow agreement and the registration rights agreement with respect to Jaguar's initial stockholders and the voting agreements by each of Jaguar's initial stockholders. Refer to Regulation S-K Item 601(b)(4) and (9).

130.   Please file a list briefly identifying the contents of all omitted schedules or similar supplements to the merger agreement. In addition, please file an agreement to furnish the staff with a copy of any omitted schedule upon request.

Item 22. Undertakings, page II-3

131.   Please include the undertakings required by Regulation S-K Item 512(a).

Signatures

132.   The Form S-4 must be signed by the principal financial officer and principal accounting officer or controller. Please indicate who signed in that capacity. Please also indicate who signed as China Cablecom Holdings' authorized United States representative. Refer to the Instructions to the Signatures section of Form S-4.

Preliminary Proxy Statement on Schedule 14A filed by Jaguar Acquisition Corporation

Form of Proxy Card

133.   Comply with the above comments, as applicable.

134.   Revise the proxy card to briefly indicate which proposals are conditioned on the approval of others. See Rule 14a-4(a).

Additional definitive proxy soliciting materials filed by Jaguar Acquisition Corporation

135.   We note that you include a legend referring to the safe harbor for forward-looking statements in the investor presentation materials filed on November 28, 2007. We remind you that reliance upon the safe harbor protections for forward-looking statements under the Private Securities Litigation Reform Act is not permitted in initial public offerings, which includes China Cablecom Holdings' registration of securities on this Form S-4. See Section 27A of the Securities Act of 1933. In future communications, please refrain from referring to the safe harbor or make clear that the safe harbor does not apply to China Cablecom Holdings.

136.   We reference various statements or assertions made in your soliciting materials regarding China Cablecom, its strategy and its management team. For example, in the investor presentation materials filed on November 28, 2007, you refer to China Cablecom's "highly profitable cable operations." In the October 31, 2007 press release, you assert that Mr. Ng

is "one of the most experienced Asia-focused media sector executives in the world" and is a "proven leader." These are examples only. In future communications, you must characterize each statement or assertion of opinion or belief as such, and you must have a reasonable basis for each such opinion or belief. You should not issue any insupportable statements. Support for opinions or beliefs should be self-evident or disclosed in the soliciting materials.

Form 10-KSB filed by Jaguar Acquisition Corporation

137.   Explain to us why the disclosure in Jaguar's most recent Form 10-KSB, filed on June 27, 2007, does not reflect developments in Jaguar's target search described in the proxy statement/prospectus. For example, the disclosure focuses on a target in the financial services/payments industry, yet this Form 10-KSB was filed more than eight months after a letter of intent with China Cablecom was signed and representatives of Jaguar were actively working with China Cablecom to finance the transaction. Further, tell us why Jaguar waited until September 27, 2007 to announce the letter of intent.

*   *   *

As appropriate, please amend China Cablecom Holdings' and Jaguar Acquisition Corporation's filings in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event China Cablecom Holdings requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

·   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In connection with responding to our comments, please also provide, in writing, a statement from Jaguar Acquisition Corporation acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Joe Cascarano, Staff Accountant, at (202) 551-3376, or Robert Littlepage, Accountant Branch Chief, at (202) 551-3810, if you have questions regarding comments on the financial statements and related matters. Please contact John Harrington, Attorney-Advisor, at (202) 551-3576 or me, at (202) 551-3810, with any other questions.

Sincerely,

/s/ Michele Anderson
Legal Branch Chief

cc: Mitchell Nussbaum, Esq.
        Loeb & Loeb LLP
        Via facsimile: (212) 504-3013